UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-40463

AMTD Digital Inc.

(Translation of registrant’s name into English)

27-29 rue de Bassano 75008 Paris, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release – AMTD IDEA Group announced a step up of approx. US$100million into AMTD Digital Inc. with a lock up of 5 years

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMTD Digital Inc.

By :	/s/ Feridun Hamdullahpur
Name:	Dr. Feridun Hamdullahpur
Title :	Director

Date: August 28, 2023